Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated February 29, 2024

Preliminary Prospectus Supplement dated August 6, 2026
Registration Statement File No. 333-277554

Royal Caribbean Cruises Ltd.

Final Term Sheet

$1,250,000,000 5.550% Senior Notes due 2034

$1,250,000,000 5.550% Senior Notes due 2034 (the “Notes”)

Issuer:	Royal Caribbean Cruises Ltd.

Principal Amount:	$1,250,000,000

Gross Proceeds:	$1,247,962,500

Maturity:	January 20, 2034, unless earlier redeemed or repurchased

Coupon (Interest Rate):	5.550%

Price to the Public:	99.837%

Yield to Maturity:	5.578%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	UST 4.375% due July 31, 2033

Benchmark Treasury Price and Yield:	99-03; 4.528%

Interest Payment Dates:	January 20 and July 20 of each year, commencing January 20, 2027

Interest Payment Record Dates:	January 5 and July 5 of each year

Optional Redemption:

Prior to October 20, 2033 (the date that is three months prior to the maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption

In addition, on or after the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	780153BX9 / US780153BX93

Trade Date:	August 6, 2026

Settlement Date:	August 20, 2026 (T+10)

Ratings:*	[Intentionally Omitted]

Lead Book-running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc.

Senior Book-running Managers:**

BBVA Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Book-running Managers:**

CIBC World Markets Corp.

Citizens JMP Securities, LLC

DNB Carnegie, Inc.

Fifth Third Securities, Inc.

Lloyds Securities Inc.

NatWest Markets Securities Inc.

Regions Securities LLC

SG Americas Securities, LLC

Co-Managers:**

CaixaBank, S.A.

Commerz Markets LLC

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

Nordea Bank Abp

R. Seelaus & Co., LLC

Santander US Capital Markets LLC

SEB Securities, Inc.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated August 6, 2026 related to the offering of the Notes.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: One or more of the underwriters may not be U.S.-registered broker-dealers. All sales of securities in the United States will be made by or through, or intermediated by, U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

It is expected that delivery of the Notes will be made against payment therefor on or about August 20, 2026, which will be the tenth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+10”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at +1-800-854-5674, BofA Securities, Inc. toll-free at +1-800-294-1322 or Citigroup Global Markets Inc. toll-free at +1-800-831-9146.

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